
HEDGE RATIO
STAKES-WINNING COLT WITH A CAREER-BEST 100 BEYER SPEED FIGURE

$113 INVEST Offering Memorandum OFFERED BY DALMORE

"LOOKS LIKE A **HIGH QUALITY** COLT WITH A **PROMISING FUTURE!**"

- WESLEY WARD
TRAINER


1ST IN LONG BRANCH STAKES (83 BSF)


Colt
FOALED 04/21/2023


Trainer
WESLEY WARD


Midwest
RACING CIRCUIT

MyRacehorse teamed up with trainer Wesley Ward to take home the second sales topper at the 2026 Fasig-Tipton July Horses of Racing Age Sale, stakes-winning sophomore Hedge Ratio (Speightstown), for $500,000.

READ FULL OVERVIEW HERE

Previously conditioned by Chad Brown for Klaravich Stables, the chestnut was a convincing third-out winner sprinting at Aqueduct in November of last year. He earned a career-best 100 Beyer Speed Figure and 7 ¾ on the Ragozin Sheets two starts later when annexing a Big A allowance with a sweeping move on Mar. 29. Second that day was well-regarded next-out Pegasus S. runner-up Schoolyardsuperman and there was a gap of 11 ¼ lengths back to the third finisher.

Hedge Ratio, meanwhile, made his stakes debut a winning one, uncorking an early turn move and fighting on gamely in the lane to take the Long Branch S. at Monmouth on May 10 going a two-turn 1 mile and 70 yards.

Having displayed the ability to win going both short and long, and with the possibility that he could also appreciate a return to the turf, Hedge Ratio has a wide range of lucrative potential stakes opportunities ahead of him in the coming months.

The colt has already settled into the Keeneland barn of Ward's, which he shares with fellow MyRacehorse runner and budding superstar Bacio. The latter, who was bought into by MyRacehorse after his first two starts, is three-for-three since then, most recently romping in a Royal Ascot handicap and stamping himself as the ante-post favorite for the G1 Nunthorpe S. at York in August.

Hedge Ratio is by Speightstown, sire of seven stallions currently standing in Kentucky and the grand sire of MyRacehorse's champion sprinter and young WinStar stallion Straight No Chaser (Speightster).

His young dam Zydeco Mama (Hard Spun) is out of a full-sister to GSW Rockport Harbor and is a half to GSW A. A. Azula's Arch. This is the deep female family of G1SW Maracuja and Grade 2 winners Regally Appealing and Appealing Tale.

Hard Spun is the broodmare sire of six highest-level winners worldwide to date, including top U.S. stallion Good Magic and international standouts Alcohol Free and and Danon Smash. Hedge Ratio is bred on the reverse of the cross responsible for G1 Breeders' Cup Sprint hero and young sire Aloha West (by Hard Spun out of a Speightstown mare).

Built like a typical son of Speightstown, Hedge Ratio sports a particularly powerful shoulder and chest. He was a professional, classy-acting individual during the inspection process as noted by the MRH bloodstock team.


SPEIGHTSTOWN
GONE WEST
SILKEN CAT
ZYDECO MAMA
HARD SPUN
SONG OF SOLOMON

SEE FULL PEDIGREE HERE

MEDIA



DETAILS

WORKOUTS RESULTS

DATE	TIME	RANK	TR.	DIST.	SF
2026-07-23	1:01.60	2/3	KEE	5F	Dirt
2026-06-26	48.75	14/98	BEL	4F	Dirt
2026-06-20	48.85	43/127	BEL	4F	Dirt
2026-06-13	49.00	51/127	BEL	4F	Dirt
2026-06-06	49.25	53/143	BEL	4F	Dirt
2026-05-30	48.48	23/182	BEL	4F	Dirt

FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$113	$587,600	52%	0.01%

ASSET COST –

Includes the initial purchase price of the horse plus any sales tax and the associated bloodstock fee. Series Hedge Ratio owns 52% of the underlying asset, which was purchased at auction for $500,000, plus a 5% bloodstock fee. Series Hedge Ratio consists of 5,200 shares.

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

$26.88
$52.50
$14.13
$16.95
$2.54

The target raise for this offering is $146,900.00, and the maximum raise is $587,600.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $587,600
Funds Raised

$113 INVEST Offering Memorandum



OFFERED BY DALMORE

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Historically, MyRacehorse.com Offerings have utilized Regulation A Tier II, and 506(c) for accredited investors. Through Dalmore, our registered broker-dealer, MyRacehorse is now able to utilize Regulation CF, which gives us the opportunity to bring our horses to market faster.

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